Via EDGAR (Correspondence)

December 1, 2010

Mr. Amit Pande

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re.	State Street Corporation

Form 10-K for Fiscal Year Ended December 31, 2009

Forms 10-Q for Fiscal Quarters Ended March 31, 2010 and June 30, 2010

File No. 001-07511

Dear Mr. Pande:

This letter sets forth the response of State Street Corporation, (“State Street,” “we,” “us,” “our” or similar terms), to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of November 3, 2010 (the “Comment Letter”), regarding the above-referenced Form 10-K and Forms 10-Q.

For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow each comment.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 2

Securities Finance, page 13

1.	We note your disclosures here and on page 25 with respect to your securities finance business which distinguishes between your agency lending program and SSgA lending funds. Please tell us and revise your future filings beginning with your September 30, 2010 Form 10-Q to address the following:

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Compare and contrast the reasons supporting your decision to provide a cash infusion of $330 million to the cash collateral pools underlying your SSgA lending funds in order to remove the redemption restrictions in August 2010 and provide liquidity so that customers could transact at an NAV of $1.00/share as opposed to your decision to keeping the redemption restrictions in place for the agency lending program.

State Street conducts two distinct and very different businesses within the broad scope of its securities lending activities: the SSgA Lending Program and the Agency Lending Program.

SSgA Lending Program:

State Street’s asset management business, State Street Global Advisors (“SSgA”), offers investment strategies to pension funds and other institutional clients with a broad range of investment objectives. State Street offers most of these investment strategies to clients through collective investment funds that engage in securities lending as a secondary investment technique to generate additional revenue. We refer to these products as the SSgA Lending Funds. As investment manager, SSgA, rather than the underlying investors in the SSgA Lending Funds, determines which securities to place on loan and how cash collateral received from borrowers is reinvested.

Agency Lending Program:

In addition, State Street acts as lending agent for third-party asset managers and asset owners. In this business, State Street does not manage the clients’ underlying investments but, as agent, facilitates loans of portfolio holdings and the reinvestment of cash that it receives as collateral for the securities on loan. The client selects the securities it makes available for loan and the degree of risk that it wishes to assume on the reinvestment of the cash collateral. We refer to this business as the Agency Lending Program.

With respect to both the SSgA Lending Funds and the Agency Lending Program, SSgA reinvested cash received as collateral for securities on loan in collateral pools, which included asset-backed securities. SSgA continues to manage these cash collateral pools. Throughout the financial crisis, SSgA believed that the ultimate payment of principal for the asset backed securities was not subject to material credit risk and that the securities’ depressed market values were the result of unanticipated and protracted illiquid market conditions for fixed-income securities.

The collateral pools did not experience any realized losses during the financial crisis and through the date of our decision to provide a cash infusion into the collateral pools. The difference between amortized cost and market value of the securities led us to impose redemption restrictions on both the SSgA Lending Funds and the Agency Lending Program beginning in October 2008. State Street implemented the restrictions in the interest of all investors in the pools because market illiquidity impaired State Street’s ability to provide all investors complete liquidity at $1.00 per unit in the event that the majority of the investors requested to terminate or substantially reduce their participation in State Street’s securities lending program.

During the second quarter of 2010, we reassessed previously disclosed asserted and potential unasserted claims related to the SSgA Lending Funds. We are aware of the Commission’s efforts to improve registrants’ disclosures of loss contingencies during the related loss emergence period. Management frequently reassessed the facts and circumstances associated with redemption restrictions for the securities lending collateral pools and the credit quality of pool assets, including potential concerns regarding asserted and unasserted liabilities associated with the SSgA Lending Funds, to ensure compliance with ASC 450. During the second quarter of 2010, management determined that State Street should recognize a loss contingency in accordance with the provisions of ASC 450. Specifically, management determined at that time that a potentially adverse action by the Commission or claims from customers alleging that State Street breached its fiduciary duties with respect to the SSgA Lending Funds were probable.

As part of the second quarter of 2010 determination, management concluded that a cash contribution to the SSgA Lending Funds would be an appropriate response to mitigate potential damages arising from asserted and potential unasserted legal and regulatory claims and minimize the risk that any additional proceedings might commence. The cash contribution allowed the Company to remove the redemption restrictions that it imposed in 2008, which was a condition that exacerbated potential legal liability. State Street consequently made a cash contribution to the collateral pools underlying the SSgA Lending Funds in an amount that restored the net asset value of the SSgA Lending Funds to $1.00 per unit.

Although redemption restrictions enabled State Street to continue to operate the SSgA Lending Funds without a cash contribution, State Street made a cash contribution to address the loss contingency associated with all asserted and potential unasserted claims related to our management of certain securities lending collateral pools, consistent with ASC 450. We believe that our disclosures with respect to this matter were appropriate given the facts and circumstances.

Our assessment of the asserted and unasserted claims relating to the Agency Lending program did not result in a conclusion that a charge was appropriate in accordance with ASC 450. Due to the differences in the nature of the programs and the character of the asserted and potential unasserted claims relating to the SSgA Lending Funds, we believed that clients in our Agency Lending Program have a different understanding and acceptance of the risks of securities lending than investors in the SSgA Lending Funds. Although regulators are reviewing aspects of the Agency Lending Program, we did not believe, after consulting with counsel, that a regulatory proceeding with respect to disclosure of the risks of securities lending, or the valuation of the collateral pools underlying the Agency Lending Program, appeared probable as of the end of the second quarter of 2010 (or as of any subsequent date). Moreover, at that time, no client of the Agency Lending Program had commenced a civil proceeding asserting similar allegations, as had been made in putative class action claims with regard to the SSgA Lending Funds. Consequently, an assessment of asserted and potential unasserted claims under ASC 450 did not support our recording a liability with respect to the Agency Lending Program based upon the differences between the net asset value of the Agency Lending Program collateral pools and $1.00 per unit.

State Street concluded, however, that there were asserted and potential unasserted claims relating to potential inconsistencies with its implementation of redemption restrictions applicable to certain Agency Lending collateral pools. As a result, the Company established a reserve of $75 million to address these issues.

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We note your disclosure that the NAV for your agency lending program continues to be less than $1.00/share which in total represents a difference of $633 million as of June 30, 2010. We further note that you continue to transact purchases into and redemptions out of these pools at $1.00 per unit. Please explain in further detail how you have accounted for these redemptions specifically with respect to the difference between the current NAV and the $1.00/share redemption amount (e.g. recognition of an expense) and quantify amounts previously recorded and currently accrued, as applicable.

Since the units of the collateral pools are not securities issued or guaranteed by State Street, the fact that the collateral pool units, starting in January 2009, had a different valuation for GAAP reporting and transaction processing had no impact on State Street’s consolidated financial statements. We will expand the disclosures in our 2010 Form 10-K to clarify this point. In addition, our assessment of relevant asserted and potential unasserted claims did not support our recording any liability in State Street’s consolidated financial statements related to the difference between GAAP and transactional NAV.

The financial statements of the underlying securities lending collateral pools associated with the Agency Lending Program for the year ended December 31, 2009 reflected the market value of their related investments, and a footnote to such financial statements has disclosed the $1.00 per unit transactional value. Changes in the value of such investments due to fluctuations in market values are recognized in the earnings reported in such financial statements as unrealized gains or losses.

It is important to note that in the Agency Lending Program (as in the SSgA Lending Fund Program), while the gap between market value and amortized cost led to unrealized client losses, the collateral pools did not experience any realized losses during the financial crisis due to careful security selection and cash flow management. As a result of the credit quality of the collateral pool assets and State Street’s ability to avoid sales of securities into a disrupted market, among other factors, State Street, as trustee, determined that the market value of the units of the collateral pools should continue to be $1.00 per unit and, accordingly, continued to process subscription and redemption transactions at such value.

•	Based upon the cash infusion provided, please tell us how you considered the guidance in ASC 810 in determining whether or not to consolidate the SSgA lending funds.

We concluded that the SSgA Lending Funds and underlying securities lending collateral pools met the criterion of ASC 810-10-65-2(aa)(1), notwithstanding the one-time cash contribution, since the contribution was meant to address asserted and potential unasserted claims which arose outside of the purpose and design of the SSgA Lending Funds and the underlying collateral pools. Therefore, they were eligible for the deferral and were not subject to the updated consolidation guidance for VIEs within ASC 810 (i.e., the provisions of SFAS 167). Consequently, the SSgA Lending Funds and underlying collateral pools were evaluated under the pre-existing accounting guidance for VIEs (formerly FIN 46(R)).

Pursuant to ASC 810-10-15-14(a) (formerly paragraph 5(a) of FIN 46(R)), the SSgA Lending Funds and underlying collateral pools were deemed to be VIEs, because the cash contribution allowed all investors to transact out of the fund at a $1.00 per unit without restriction, which indicated that the equity at risk was no longer sufficient to allow the funds to operate as designed.

Because we elected to address the asserted and potential unasserted claims (which, as discussed above, arose outside of the purpose and design of the entities) through a cash contribution to the collateral pools, we also considered whether, pursuant to ASC 810-10-15-14, the one-time cash contribution would result in State Street having an implicit variable interest in the SSgA Lending Funds and underlying collateral pools or any other fund managed by State Street. As discussed in our response to Staff comment number 1 above, State Street’s decision to make the cash contribution was based on our assessment of asserted and potential unasserted claims and our evaluation of the impact that the assertion or resolution of such claims might have on our businesses. In addition, State Street was not required to make any cash contribution to the collateral pools.

State Street has no obligation to provide cash or other support to the SSgA Lending Funds, or to the collateral pools underlying the SSgA Lending Funds, at any future date, and has no intention to provide any such support associated with realized and unrealized losses in the collateral pools that may arise in the future. State Street’s disclosures to the SSgA Lending Fund clients as part of our communication with them regarding the cash contribution emphasized the voluntary nature of the contribution to address asserted and potential unasserted claims and that State Street had no obligation to make further contributions to the pools.

2.	As a related matter, please tell us and revise your future filings to disclose as of September 30, 2010 the amount of redemptions that have occurred since your removal of redemption restrictions in collateral underlying SSgA lending funds compared to the total amount invested in these funds and historical redemptions both during and prior to your enactment of the redemption restrictions.

During the period between the August 2010 termination of the redemption restrictions and September 30, 2010, gross redemptions from the SSgA Lending Funds were approximately 34% (or approximately $37.5 billion) of lending fund assets. Approximately 80% of these gross redemption proceeds were reinvested in other collective trust funds managed by SSgA. During the third quarter of 2008, the last full quarter before the imposition of redemption restrictions, gross redemptions from the lending funds were approximately $23.2 billion, or approximately 11% of lending fund assets. The higher level of redemption activity in the third quarter of 2010 compared to the third quarter of 2008 is attributable to a variety of factors, including the existence of limitations on redemptions for eight quarters prior to the removal of such restrictions in August 2010, which limited participants’ ability to engage in re-balancing activities. The redemption activity in the third quarters of 2008 and 2010 is not necessarily indicative of redemption activity in any future period and is not net of additional subscriptions during these periods. The SSgA Lending Funds were closed to new investors in 2009 and reopened to investment in the fourth quarter of 2010. We will continue to evaluate our disclosures relative to this activity in the context of the broader securities lending market trends (which continue to evolve), and to the extent that redemptions are indicative of a material trend or are otherwise material, we will provide the appropriate disclosures in our future filings.

Income Tax Expense, page 22

3.	Please tell us and revise your future filings to more clearly explain the discrete tax benefit of $180 million generated by the restructuring of former non-U.S. conduit assets. In your response and revised disclosures please include a relevant background discussion and related reasons for the restructuring, how this result in the tax benefit recognized, and any other supported details necessary for a complete understanding of the transaction.

The tax benefit is attributable to a second-quarter 2010 restructuring of one of State Street’s asset-backed commercial paper conduits (the “program”). Pursuant to this, State Street made a payment to reduce its support obligations to the program and, thereafter, one of State Street’s Edge Act corporation subsidiaries purchased the shares of a non-U.S. investment company that had been previously connected to the program. This restructuring was intended to reduce the size of the asset-backed commercial paper program and to increase the capital State Street is permitted to invest overseas under regulatory guidelines. The restructuring represented an unusual item (pursuant to ASC 740-270-20) because it was a one-time transaction that was not expected to be replicated in the foreseeable future. Pursuant to ASC 740-270-20, the tax effects of one-time or unusual items of this nature are excluded from the estimated full-year effective tax rate and are applied discretely to the interim period to which they relate.

Investment Management, page 25

4.	We note your disclosure on page 26 regarding your decision to provide a $330 million cash contribution to the SSgA lending fund on June 30, 2010. Please tell us in further detail what transpired during the current quarter that resulted in your decision to record the securities lending charge as opposed to any previous period at which time the NAV would have been significantly less than the amount immediately prior to your cash contribution.

Please see our response to Staff comment number 1 provided above.

Form 8-K, filed October 19, 2010

Exhibit 99.1

Third-Quarter 2010 Results vs. The Third Quarter of 2009

5.	We note disclosure that other expenses decreased due to the impact of a $50 million insurance recovery. We also note a similar discussion in your October 19, 2010 Conference Call. Please tell us and revise your future filings to more fully explain the insurance recovery, including the specific transaction it relates to and your expectations for additional recoveries or other changes that may occur in the future based upon current and/or expected claims.

We intend to provide the following disclosure in our 2010 Form 10-K: “During 2010, other expenses were reduced by $xx million related to insurance recoveries with respect to settlement payments made by us in connection with certain active fixed-income strategies managed by SSgA prior to August 2007.” We account for insurance recoveries as gain contingencies pursuant to ASC 450 and, therefore, do not record a gain until the cash is collected. To the extent that we record material insurance recoveries in the future, we plan to provide similar disclosure.

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State Street acknowledges that it is responsible for the adequacy of the disclosures provided in its filings with the Commission. State Street also acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and that State Street may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at 617-664-8697 or David A. Guy, Senior Vice President and Director of External Reporting and Accounting Policy, at 617-664-0595, if you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely,

/s/ James J. Malerba
James J. Malerba Executive Vice President, Corporate Controller and Chief Accounting Officer

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